UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

TraQiQ, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

89416R101
(CUSIP Number)

Richard Rafferty 901 Main Street, Suite 6000 Dallas, Texas 75202 (214) 651-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. However, see the notes.

CUSIP 89416R101	SCHEDULE 13D	Page 2 of 8

1.	Names of Reporting Persons
Jeff Rizzo
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
20,532,641
	8.	Shared Voting Power
15,982,590
	9.	Sole Dispositive Power
20,532,641
	10.	Shared Dispositive Power
15,982,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
20,532,641
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13.	Percent of Class Represented by Amount in Row (11)
37.7%
14.	Type of Reporting Person
IN

CUSIP 89416R101	SCHEDULE 13D	Page 3 of 8

1.	Names of Reporting Persons
Titan Holdings 2, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Michigan

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0
	8.	Shared Voting Power
15,982,590
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
15,982,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,982,590
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
32.0%
14.	Type of Reporting Person
OO

CUSIP 89416R101	SCHEDULE 13D	Page 4 of 8

1.	Names of Reporting Persons
Marilyn D. Rizzo Trust Dated April 23, 2010, as amended
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Michigan

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0
	8.	Shared Voting Power
15,982,590
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
15,982,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,982,590
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
32.0%
14.	Type of Reporting Person
OO

CUSIP 89416R101	SCHEDULE 13D	Page 5 of 8

1.	Names of Reporting Persons
Marilyn Rizzo
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power
15,982,590
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
15,982,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,982,590
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
32.0%
14.	Type of Reporting Person
IN

CUSIP 89416R101	SCHEDULE 13D	Page 6 of 8

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of TraQIQ, Inc., a California corporation (the “Company”). The address of the principal executive offices of the Company 1931 Austin Drive, Troy, Michigan 48083.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by (1) Jeff Rizzo in his individual capacity and also as the sole manager of Holdings (“Jeff Rizzo”), (2) Titan Holdings 2, LLC, a Michigan limited lability company (“Holdings”), (3) The Marilyn D. Rizzo Trust Dated April 23, 2010, as amended, which is the sole member of Holdings (the “Trust”), and (4) Marilyn Rizzo as the sole trustee and beneficiary of the Trust (“Marilyn Rizzo”) (the foregoing being collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim the existence of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

(b) The business address of each of Jeff Rizzo, Holdings, the Trust, and Marilyn Rizzo is 1931 Austin Drive, Troy, Michigan 48083.

(c) In his individual capacity, Jeff Rizzo is an executive officer of Titan Trucking, LLC (“Titan Trucking”) and the Chief Operating Officer and a member of the Company’s board of directors. Titan Trucking is an operating subsidiary of the Company, and its address is 1931 Austin Drive, Troy, Michigan 48083. Titan Trucking is a waste collection and trucking company specializing in the hauling of municipal solid waste and construction and demolition debris for industrial generators, commercial contractors, and transfer station operators. As the manager of Holdings, Jeff Rizzo oversees and manages the business and affairs of Holdings. Marilyn Rizzo is not employed at this time as she is a retiree. Marilyn Rizzo is the grantor and sole trustee of the Trust, which is the sole member of Holdings, and as such has the authority remove and appoint the manager of Holdings. Marilyn Rizzo is also the sole beneficiary of the Trust.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Jeff Rizzo and Marilyn Rizzo is a citizen of the United States of America. The Trust is a trust governed by the laws of the State of Michigan. Holdings is a limited lability company that was organized under the laws of, and is domiciled in, the State of Michigan.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Jeff Rizzo received 205,326.41 shares of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) as consideration for the Company’s acquisition of Titan Trucking. Holdings received 159,825.90 shares of Series C Preferred Stock as consideration for the Company’s acquisition of Titan Trucking. Each share of Series C Preferred Stock is convertible into 100 shares of the Company’s Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION

Each of Jeff Rizzo, Holdings, the Trust, and Marilyn Rizzo acquired the securities, directly or indirectly, as applicable, of the Company reported herein as an investment. Each of the Reporting Persons holds the Company’s securities for investment purposes. None of the Reporting Persons have any present plans or proposals with respect to any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Each of Jeff Rizzo, Holdings, the Trust, and Marilyn Rizzo intends to assess its investment in the Company on a continuing basis. Depending on various factors, including without limitation their perceptions of the Company’s actual and prospective financial condition, results of operations, cash flows, liquidity, capital resources and other attributes, the respective price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, any or all of them may in the future take such actions with respect to their investment in the Company as the they may deem appropriate, including without limitation purchasing additional shares of Common Stock or other securities of the Company or selling or otherwise disposing of some or all of their shares of Common Stock or other securities of the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, Jeff Rizzo beneficially owns an aggregate of 20,532,640 shares of Common Stock (the “J Rizzo Shares”), of which 0 are outstanding shares of Common Stock and 20,532,640 are shares of Common Stock that are issuable upon the conversion of 205,326.41 shares of the Company’s Series C Preferred Stock owned beneficially and of record by Jeff Rizzo. The J Rizzo Shares represent 37.7% of the shares of Common Stock outstanding, with the number of shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 54,472,606 (which represents the sum of (x) 33,939,655, which according to information provided by the Company to the Reporting Persons represents the total number shares of Common Stock outstanding as of May 19, 2023 and (y) the 20,532,640 shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock beneficially owned by Jeff Rizzo). Each of the Reporting Persons disclaims responsibility for the accuracy of the information provided by the Company.

CUSIP 89416R101	SCHEDULE 13D	Page 7 of 8

 As of the date of this Schedule 13D, Holdings beneficially owns an aggregate of 15,982,590 shares of Common Stock (the “Holdings Shares”), of which 0 are outstanding shares of Common Stock and 15,982,590 are shares of Common Stock that are issuable upon the conversion of 159,825.90 shares of the Company’s Series C Preferred Stock owned beneficially and of record by Holdings. The Holdings Shares represent 32.0% of the shares of Common Stock outstanding, with the number of shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 49,922,555 (which represents the sum of (x) 33,939,655, which according to information provided by the Company to the Reporting Persons represents the total number shares of Common Stock outstanding as of May 19, 2023, and (y) the 15,982,590 shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock beneficially owned by Holdings).

As of the date of this Schedule 13D, the Trust, as the sole member of Holdings, indirectly beneficially owns the Holdings Shares.

As of the date of this Schedule 13D, Marylin Rizzo, as a beneficiary of the Trust, indirectly beneficially owns the Holdings Shares.

(b) Jeff Rizzo has the sole power to vote and dispose of the J Rizzo Shares. As of the date of this Schedule 13D, 0 of the J Rizzo Shares are outstanding shares of Common Stock and 20,532,640 are shares of Common Stock that are issuable upon the conversion of 205,326.41 shares of the Company’s Series C Preferred Stock owned beneficially and of record by Jeff Rizzo. The J Rizzo Shares represent 37.7% of the shares of Common Stock outstanding, with the number of shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 54,472,606 (which represents the sum of (x) 33,939,655, which according to information provided by the Company to the Reporting Persons represents the total number shares of Common Stock outstanding as of May 19, 2023, and (y) the 20,532,640 shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock beneficially owned by Jeff Rizzo).

Jeff Rizzo, Holdings, the Trust, and Marilyn Rizzo share the power to vote and dispose of the Holdings Shares. As of the date of this Schedule 13D, 0 of the Holdings Shares are outstanding shares of Common Stock and 15,982,590 are shares of Common Stock that are issuable upon the conversion of 159,825.90 shares of the Company’s Series C Preferred Stock owned beneficially and of record by Holdings. The Holdings Shares represent 32.0% of the shares of Common Stock outstanding, with the number of shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 49,922,555 (which represents the sum of (x) 33,939,655, which according to information provided by the Company to the Reporting Persons represents the total number shares of Common Stock outstanding as of May 19, 2023, and (y) the 15,982,590 shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock beneficially owned by Holdings).

(c) Other than the acquisition of the shares of Series C Preferred Stock as described in Item 3 above (incorporated herein by reference), none of the Reporting Persons effected any transactions in shares of the Company’s Common Stock, in any capacity, during the 60 days immediately preceding the date of this Schedule 13D. Each of Jeff Rizzo and Holdings became the record holder of their respective shares of Series C Preferred Stock on May 19, 2023 in connection with the Company’s acquisition of Titan Trucking at an agreed value of $12.839 per share of Series C Preferred Stock.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for (1) the relationships among the Reporting Persons described elsewhere herein, (2) the respective agreements pursuant to which the securities of the Company referred to herein were acquired from the Company by a Reporting Person, and (3) the Company’s governing documents or other instruments setting forth the designations, preferences, rights, restrictions, obligations and other characteristics or terms of the securities of the Company referred to herein that were acquired from the Company by a Reporting Person, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

The Trust is the sole member of Holdings, and Marylin Rizzo is the sole trustee and a beneficiary of the Trust. Each of the Trust and Marylin Rizzo disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by it and her. Jeff Rizzo is the sole manager of, but not a member of, Holdings, and disclaims beneficial ownership of the Holdings Shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
7.1	Joint Filing Agreement, dated as of May 30, 2023, by and among the Reporting Persons.

CUSIP 89416R101	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2023

Jeffery Rizzo

/s/ Jeffrey Rizzo
Jeffrey Rizzo

Titan Holdings 2, LLC

/s/ Jeffrey Rizzo
By:	Jeffrey Rizzo, Manager

Marilyn Rizzo Trust Dated April 23, 2010, as amended

/s/ Marilyn Rizzo
By:	Marilyn Rizzo, Trustee

Marilyn Rizzo

/s/ Marilyn Rizzo
Marilyn Rizzo